EXHIBIT 3.1
For Immediate Release

Press Contacts:    Charles T. Jensen                 David A. Kaminer
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                   NeoMedia Technologies, Inc.       The Kaminer Group
                   +(239) 337-3434                   +(914) 684-1934
                   cjensen@neom.com                  dkaminer@kamgrp.com

           NeoMedia Technologies Names Charles T. Jensen Permanent CEO

FORT MYERS, Fla., Sept. 7, 2004 - NeoMedia Technologies, Inc. (OTC BB: NEOM), announced today that its Board of Directors has named Charles T. "Chuck" Jensen as the company's permanent CEO.

      Jensen has served as president, COO and a director of NeoMedia since June 2002, as well as acting CEO. NeoMedia Chairman Chas Fritz saluted Jensen "for a job very well done difficult times for the company and IT industry.

      "Chuck Jensen's efforts, particularly his strong financial background, have helped NeoMedia come through the IT industry storm that destroyed many other small, technologically-driven companies," he said.

      "Under Jensen's leadership, NeoMedia's debt has been reduced by half ($12.6 million on June 30, 2002 to $6.6 million as of June 30, 2004)," said Fritz. "He also secured institutional capital - a $20 million Standby Equity Distribution Agreement with Cornell Capital Partners - which significantly increased the market cap and liquidity of the stock (market cap was $3.2 million at June 30, 2002, and $21.7 million at June 30, 2004).

      "In addition," said Fritz, "Jensen has led the effort to introduce our core PaperClick(R) technology, which provides automatic links to targeted online information, to the wireless marketplace worldwide, and helped identify the high-margin emerging marketplace in vehicular micro paint repair industry. There," he said, "his efforts led to the acquisition of CSI International, now NeoMedia Micro Paint Repair business unit."

      Jensen, 60, joined NeoMedia in 1995 as CFO, with more than 27 years of financial business background, including audit experience with Price Waterhouse & Co. His previous background also includes serving as CFO for Jack M. Berry, Inc., a Florida grower and processor of citrus products, and Viking Range Corporation, a Mississippi manufacturer. Previously, in Virginia, he was treasurer of Lin Jensen, Inc., a ladies clothing and accessories firm, and for more than a decade was controller and vice president of finance for The Pinkerton Tobacco Co. Jensen holds a B.B.A. in Accounting from Western Michigan University, and is a Certified Public Accountant.


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About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies which link products, print, and physical objects directly to targeted online data, with expertise in homeland security and e-authentication applications. NeoMedia markets PaperClick and PaperClick for Camera Cell Phones(TM), which link physical information and objects to the Internet, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark and PaperClick for Camera Cell Phones a trademark of NeoMedia Technologies, Inc.

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